March 16, 2017

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:         PTC Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 18, 2016
File No. 000-18059

Ladies and Gentlemen:

This letter is submitted in response to Kathleen Collins’ letter dated March 2, 2017 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 18, 2016 (the “2016 Form 10-K”) by PTC Inc. (the “Company”). Please find our response to the Staff’s comments below. For your convenience, each of the comments in Ms. Collins’ letter is restated below, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.       We note that although you had $582 million undrawn on your credit facility, only approximately $40 million was available for borrowing due to covenant limitations. Please explain further the covenants that limit your borrowing capacity and tell us what consideration you have given to providing additional detail regarding such covenants. Also, tell us whether similar limitations existed at December 31, 2016 and your consideration to include a discussion of available credit, if limited in your Form 10-Q disclosures. Refer to Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Response:

The covenants that limit our borrowing capacity under the credit facility consist of a Total Leverage Ratio, a Fixed Charge Coverage Ratio and a Senior Secured Leverage Ratio, which are described on page 37 of the 2016 Form 10-K and on page 40 of the Q1FY17 Form 10-Q. Each of these ratios relies on “consolidated trailing four quarters EBITDA” (“Consolidated EBITDA”) and the Total Leverage Ratio has had the greatest effect on our borrowing capacity. This ratio limited our borrowing capacity under the credit facility as of the end of fiscal 2016 and similarly limited our borrowing capacity as of the end of the quarter ended December 31, 2016. Our borrowing capacity under the credit facility has been limited due to the fact that our earnings have been adversely impacted as we transition to subscription licensing from a perpetual license and support model. This transition and its impact on revenue, operating margin and EPS are discussed under “Future Expectations, Strategies and Risks – Subscription” on page 16 of the 2016 Form 10-K and on page 25 of the Q1FY17 Form 10-Q. The decrease in revenue and earnings reduces Consolidated EBITDA for the purposes of the financial covenants.

We expect our borrowing capacity under the credit facility will continue to be limited due to our subscription transition. Accordingly, while we believe the covenants and their effect on our borrowing capacity are clearly described in our periodic filings, as required by Item 303(a)(1) of Regulation S-K and SEC Release 33-8350, and that, because we disclose both the required ratios and the results of our calculations under the ratios, additional detail about those covenants would not enhance the quality of the disclosure we provide to investors, in future periodic filings, we will also include a summary of the factors that constrain our borrowing capacity along with the actual borrowing capacity, which we will disclose if limited under our covenants. An example of such disclosure is set forth on Appendix A.

We do not believe additional discussion of available credit is required by Section IV.C of SEC Release 33-8350 as we believe we have sufficient access to additional credit and capital given our cash flow and business performance. We also believe we have sufficient working capital, notwithstanding any limits on our ability to borrow under the credit facility from time to time, given that we use the credit facility primarily for acquisitions and share repurchases, rather than operating liquidity.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-43

2.       Your subscription revenue line item appears to include both product (i.e., term licenses) and service arrangements (i.e., cloud services). Also, your cost of software revenue includes the cost of support services, subscription service arrangements, subscription product arrangements and perpetual license revenues. Please tell how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately present product and service revenues and their related costs on the face of your consolidated statement of operations.

Response:

Historically, revenue from cloud arrangements has not represented a material component of our revenue. In Fiscal 2016, 2015 and 2014, hosting and SAAS (collectively, “cloud”) represented 4%, 3% and 1%, respectively, of our consolidated revenue. Because cloud revenue is not more than 10% of our total revenue, we have combined it with other recurring revenue amounts as allowed by the introduction to Rule 5-03(b) of Regulation S-X. We will continue to monitor such arrangements and, if cloud revenue becomes a material component of our consolidated revenue in the future, we will separately disclose cloud revenue in our Consolidated Financial Statements and MD&A.

Our cost of software revenue includes costs related to our support, subscription, perpetual license offerings, and cloud, including salaries, benefits, computer equipment and facility costs associated with providing support, royalties paid to third parties for technology embedded in or licensed with our software products, and amortization of intangible assets associated with acquired products. These costs are incurred in support of all of our software products. Further, our costs are substantially similar across our product lines and our gross margin for our software products is greater than 80%. Accordingly, we do not feel that reporting gross margin by the different lines of business would provide additional material information to investors.

3.    Also, please consider renaming the “total recurring software revenue” and “total software revenue” line items to more appropriately reflect the inclusion of both software and service revenues in these amounts.

Response:

In future filings, we will rename the income statement line items to “subscription and cloud”, “total recurring software and cloud” and “total software and cloud revenue” to make it clear that such amounts include our cloud offerings.

Notes to Consolidated Financial Statements

Note B. Summary of Significant Accounting Policies

Subscription, page F-9

4.        We note that VSOE of fair value for subscription-based licenses is established through use of a substantive renewal clause within the customer contract, and VSOE for cloud service arrangements accounted for under ASC 985-605 is established through a substantive stated renewal rate or stated contract overage rate. Please clarify the elements in a typical multiple-element arrangement for your subscription and cloud service arrangements. Also, tell us how you determined that the contractually stated renewal provisions were substantive and tell us what percentage of your customers have actually renewed at such rates.

Response:

A typical multiple-element arrangement includes subscriptions and renewal support of a customers’ existing perpetual licenses, or subscriptions and cloud services. A multiple-element arrangement for a subscription or cloud service arrangement may also include perpetual licenses, consulting and/or training.

ASC 985-605-55-58 provides that if a contractually stated renewal rate and term are substantive, it provides VSOE for an element in a multiple element arrangement. To determine whether contractually-stated renewal rates for subscriptions and cloud services are substantive, we consider if the discount provided from list price results in a commercially reasonable profit, whether customers are renewing at the stated renewal rates and how the renewal rate compares to our historical pricing. Of the subscription and cloud services contracts that have been renewed, 98% of subscriptions and 100% of cloud services renewed at the stated contractual renewal rates. To evaluate the rates, we also consider our pricing of stand-alone support and discounts from list price. The support services that we provide for a perpetual license are the same as for a subscription offering.  The annual renewal rate that we charge for a subscription typically exceeds what we charge for annual support on a stand-alone basis.  Additionally, we monitor discounts from list price. The average discounts from list price provided for subscriptions have been lower than the discounts from list price that we historically provided for perpetual licenses. Further, not all customers renew, which is an indication that the renewal rates are economically substantive to their decision.

When considering whether the renewal term is substantive, we consider the length of the initial term in the contract as compared to the renewal term. Typically, subscriptions and cloud services have an initial term of one to three years with the right to renew for one year periods beyond the committed term, in many cases in perpetuity. The renewal period is substantive relative to the initial term and the initial term is relatively short compared to the economic life of the subscription as customers typically use our software for more than five years.

Note C. Restructuring Charges, page F-18

5.     Tell us how you considered the disclosure requirements of ASC 420-10-50-1(d) to disclose the total amount of restructuring charges expected to be incurred, the amount incurred for each period presented, and the cumulative amount incurred to date for each of your reportable segments.

Response:

Our restructuring actions are driven by business realignments and expense reduction initiatives established on a total company basis. Expense reduction targets (primarily headcount-related) and resulting restructuring costs are established by functional cost area (e.g., sales and marketing, research and development, general and administrative) and not by reportable segment. We disclose the amount of restructuring charges expected to be incurred, the amount incurred for each period presented, and the cumulative amount incurred to date in total; we do not disclose such amounts by reportable segments as contemplated in ASC 420-10-50-1(d) because we do not internally report and track restructuring charges by reportable segment. Further, for purposes of evaluating segment performance, we do not allocate restructuring charges to our reportable segments nor do we view restructuring charges by segment as material to investors’ understanding of our segment results and profitability. In Note O. Segment Information, we disclose the following regarding restructuring charges “Additionally, the segment profit does not include stock-based compensation, amortization of intangible assets, restructuring charges and certain other identified costs that we do not allocate to the segments for purposes of evaluating their operational performance.”

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If you have any questions, please do not hesitate to call me at (781) 370-5070.

Very truly yours,

PTC INC.

/s/ Andrew Miller

Andrew Miller
Chief Financial Officer

 Appendix A

Our transition to a subscription licensing model has had, and will continue to have, an adverse impact on revenue, operating margin and EPS relative to periods in which we primarily sold perpetual licenses until the expected transition of our customer base to subscription is completed. This also affects consolidated EBITDA as calculated under our credit facility and, as a result of the financial covenants under the facility, limits the amount we can borrow under the facility. As of the end of the second quarter, [and after giving effect to subsequent borrowings,] only $xxx million of the $xxx million not borrowed under the credit facility was available to us due to those financial covenants.